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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER

8- 43369

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Solomon Partners Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1345 Avenue of the Americas, 31st Floor__
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(212) 897-1688	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, __Howard Spindel__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Solomon Partners Securities, LLC__ as of __12/31/22__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

2/23/2023



DORA PIEDRAHITA
Notary Public - State of Florida
Commission # GG 309699
My Comm. Expires Mar 10, 2023

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Solomon Partners Securities, LLC
(SEC I.D. No. 8-43369)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a public document



Report of Independent Registered Public Accounting Firm

To the Member of Solomon Partners Securities, LLC

Opinion on the Financial Statement – Financial Condition

We have audited the accompanying statement of financial condition of Solomon Partners Securities, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2023

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Solomon Partners Securities, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	25,999,911
Accounts receivable		11,753,333
Other assets		28,415
Total assets	$	37,781,659

Liabilities and Member's Equity

Due to Parent	$	10,057,286
Deferred revenue		1,120,000
Accrued expenses		286,133
Total liabilities		11,463,419
Member's equity		26,318,240
Total liabilities and member's equity	$	37,781,659

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

   Solomon Partners Securities, LLC (the "Company") is a wholly-owned subsidiary of Solomon Partners, L.P. (the "Parent" or "member"). Natixis, S.A., a French investment bank, owns a majority interest in the Parent. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the Company to exist in perpetuity and only has one class of member. The Company renders corporate financial advisory services to selected clients. Such advisory services include mergers, acquisitions and financial restructurings.

   The Company does not hold funds or securities for, or owe money or securities to, customers.

   The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America which requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

   Revenue Recognition
   The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The fees are recognized when all the performance obligations for these transactions are met and collectability is reasonably assured.

2.   **Summary of Significant Accounting Policies (continued)**

Credit Losses
The guidance under ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Income Taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Cash
Cash on deposit with a major financial institution may, at times, exceed federal insurance limits. None of the Company's cash is restricted in any way.

Deferred Revenue
Deferred revenue represents amounts received in advance of future services to be provided.

3.   **Related Party Transactions**

Much of the revenue reflected in the Company's statement of operations was generated in conjunction with its Parent's activities. Under an expense sharing agreement, the Company reimburses its Parent 60% as compensation paid for generation of this revenue. Non-compensation expenses are owed based on the ratio of the Company's revenues to the total revenues of the Parent. This amount has been determined based upon estimates made by the parties of the value of the goods and services to be provided. Amounts included in due to Parent in the statement of financial condition consists primarily of administrative fees.

3. **Related Party Transactions (continued)**

With respect to certain transactions, revenues are earned together with affiliates.

Distributions are paid to the Parent periodically and reflected as capital withdrawals.

4. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2022, the Company had net capital of $21,588,492 which was $20,824,264 in excess of its minimum of $764,228, which is based upon 6-2/3% of its aggregate indebtedness.

The Company is not affected by the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

5. **Concentrations**

The Company maintains its cash accounts at a major financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

For the year ended December 31, 2022, approximately 71% of accounts receivable at December 31, 2022 was from two customers.

6. **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2022 through the date the financial statements were issued. The Company had no subsequent events requiring adjustment or disclosure.